TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Luis Rodolfo Capitanachi Dagdug, CFO                      Nathan Abler (investors, analysts, media)
011-52-55-5629-8866                                                   714-742-4180
luis.capitanachi@tmm.com.mx                                     nabler@dresnerco.com

Mauricio Monterrubio, Investor Relations
011-52-55-5629-8866
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS 2020 FOURTH-QUARTER AND FULL YEAR FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2020 Fourth-Quarter Results and Full-Year Include:

o	Stockholders’ Equity of $2,247.6 million.
o	Financial Debt of 8.12 percent from Stockholders’ Equity.
o	Corporative expenses-decrease of 44.6 percent year to year.

Mexico City, March 1, 2021 – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican Maritime-management transportation and logistics Company, reported today its financial results for the fourth quarter and full year 2020.

José F. Serrano, Chairman of Grupo TMM, said, “Although 2020 was a very complicated year for Mexico, and in particular for the maritime and logistics transportation and energy industries due to the slowdown in the economy and the drop in oil prices since 2019, as well as the ongoing adverse effects of the coronavirus pandemic, Grupo TMM has shown that thanks to its proven experience and adaptability through its strategies of technological transformation, cost optimization and clients diversification, it has the ability to reinvent itself by making the most of all its resources, strengths and financial position to reinforce the trust of its clients and its participation in the market.”
“Grupo TMM is now a more dynamic and modern organization, ready to capitalize on opportunities and challenges, and participate in profitable projects and alliances with world-renowned companies. By providing integrated transport, logistics, storage and distribution services, the Company is always seeking sustainable growth and development.”
FOURTH-QUARTER AND FULL-YEAR 2020 OPERATING AND FINANCIAL RESULTS
The following information with respect to 2019 includes the new accounting standard for leases under the International Financial Reporting Standards (IFRS-16) effective as of January 1, 2019.  All monetary amounts are in millions of Mexican Pesos.

Consolidated revenue for the fourth quarter of 2020 was $296.5 million, compared to $366.1 million in the same period of 2019.  Consolidated revenue during full-year 2020 was $1,203.1 million compared to $1,475.7 million in the same period of 2019.  Due to its client diversification strategy the Company significantly reduced the impact of the prolonged health contingency by COVID-19, as well as the slow recovery of the economy and the energy industry.
Consolidated operating results during the full-year 2020 reported a loss of $316.3, of which $241.4 million was non-recurrent operations, representing 76 percent.
Maritime revenue in the fourth quarter of 2020 was $197.5 million.  Maritime revenue for the full-year 2020 was $751.2 million, mainly due to the disincorporation of the Tugboats business, the decrease in the number of calls in Bulk Carriers, and deferred works in the Shipyard segment; partially offset by an increase of operation in the Offshore segment and larger volume transported by Parcel Tankers.
Maritime operating income in the fourth quarter of 2020 was $36.7 million.  Full-year 2020 Maritime operating profit was $74.5 million, mainly due to the disincorporation of the Tugboats segment, as well as the performance in the Offshore segment and Shipyard, partially offset by a better margin in Parcel Tankers and Bulk Carriers
Maritime EBITDA in the fourth quarter of 2020 was $46.5 million.  For the full-year 2020, Maritime EBITDA was $116.3 million.  Maritime accumulated EBITDA margin in 2020 was 15.5 percent.
Ports and Terminals revenue in the fourth quarter of 2020 was $67.6 million.  Ports and Terminals revenue for the full-year 2020 was $313.0 million, mainly due to the sharp drop of calls off cruise ships since mid-March because of the mobility restriction and border closure caused by the COVID-19 pandemic, as well as the interruption of gravel maneuvered in the Port of Tuxpan, partially offset by a gradual reopening of automotive plans.
Ports and Terminals operating results in the fourth quarter of 2020 reported a loss of $9.5 million.  During the full-year 2020, Ports and Terminals operating results reported a loss of $17.4 million, mainly due to the decrease of operation in API Acapulco, passenger’s mobility restrictions caused by the COVID-19 pandemic, and the drop in the export activity, as well as the performance in the Shipping Agencies segment due to the cancellation of calls of cruise, partially offset for a larger number of maneuvers in Intermodal Terminal and Automotive due to the gradual recovery in this sector.
Ports and Terminals EBITDA in the fourth quarter was $0.4 million.  During the full-year 2020, Ports and Terminals EBITDA was $20.6 million; accumulated EBITDA margin was 6.6 percent.
Warehousing Services revenue in fourth quarter 2020 were $31.3 million.  Full-year 2020 revenue for Warehousing Services was $138.8 million.

DEBT
As of December 31, 2020, Grupo TMM net debt was $39.7 million.  It should be noted that at the end of the fourth quarter of 2020, Short-Term Debt was $129.1 million and cash position was $143.0 million.

Total Debt*
– Millions of Mexican Pesos –
	As of 12/31/20	As of 12/31/19
Short-Term Debt	$129.1	$139.2
Long-Term Debt	53.6	118.7
Total Debt	$182.7	$257.9
Cash	143.0	512.8
Net Debt	$39.7	$0.00

Short-Term Leases	$29.3	$ 60.6
Long-Term Leases	131.5	526.8
Leases IFRS 16	$160.8	$587.4

Stockholders’ Equity	$2,247.6	$2,422.8
Book value per share	$22.0	$23.71

*Book Value

Headquartered in Mexico City, Grupo TMM is a Mexican Maritime-management transportation and logistics Company.  Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of Maritime services port management and logistics. For more information on Grupo TMM, please visit the company’s web site at www.grupotmm.com.  The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	December 31, 30,	December 31,
	2020	2019

Current assets:
Cash and cash equivalents
Cash in cash and banks	50.1	127.9
Cash and temporary investments	53.1	342.7
Restricted cash	39.7	42.2
Total cash and cash equivalents	143.0	512.8
Accounts receivable
Accounts receivable – Net	228.4	507.4
Other accounts receivable	60.7	115.8
Taxes to be recovered	200.5	306.0
Prepaid expenses and others current assets	86.4	83.7
Total current assets	718.9	1,525.6
Taxes to be recovered long term	238.0	-
Property, machinery and equipment	2,894.8	2,629.3
Cumulative Depreciation	(366.1)	(345.8)
Property, machinery and equipment – Net	2,528.7	2,283.5
Rights of use	161.7	560.1
Other assets	187.5	194.6
Total assets	3,834.8	4,563.8

Current liabilities:
Bank loans and current maturities of long-term liabilities	129.1	139.2
Leases short-term	29.3	60.6
Suppliers	229.1	262.2
Other accounts payable and accrued expenses	526.1	587.1
Total current liabilities	913.5	1,049.0
Long-term liabilities:
Bank loans	53.6	118.7
Leases long-term	131.5	526.8
Deferred taxes	311.5	248.2
Other long-term liabilities	177.0	198.2
Total long-term liabilities	673.7	1,092.0
Total liabilities	1,587.2	2,141.0
Total stockholders´ equity	2,247.6	2422.8
Total liabilities and stockholders´ equity	3,834.8	4,563.8
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Three months ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019

Maritime	197.5	213.0	751.2	868.5
Ports and Terminals	67.6	113.7	313.0	435.3
Warehousing Services	31.3	39.4	138.8	171.9
Revenue from freight and services	296.5	366.1	1,203.1	1,475.7
Maritime	(151.1)	(133.2)	(634.9)	(652.2)
Ports and Terminals	(67.2)	(78.0)	(292.4)	(355.3)
Warehousing Services	(33.1)	(0.8)	(124.5)	(132.8)
Cost of freight and services	(251.3)	(212.1)	(1,051.9)	(1,140.2)
Maritime	(9.8)	(21.7)	(41.8)	(66.3)
Ports and Terminals	(9.9)	(18.9)	(38.0)	(34.7)
Warehousing Services	(2.9)	(40.7)	(34.1)	(41.5)
Depreciation and amortization	(22.5)	(81.4)	(113.8)	(142.5)
Maritime	36.7	58.1	74.5	150.0
Ports and Terminals	(9.5)	16.7	(17.4)	45.4
Warehousing Services	(4.6)	(2.1)	(19.8)	(2.4)
Results by business	22.6	72.7	37.3	193.0
Corporate expenses	(16.7)	(43.8)	(96.3)	(173.7)
Corporate depreciation and amortization	(1.9)	(10.1)	(16.0)	(40.4)
Non-recurring (expenses) income	(59.9)	198.8	(241.4)	233.9
Operating (loss) gain	(55.9)	217.5	(316.3)	212.8
Financial (expenses) income - Net	(8.1)	(15.0)	(35.0)	(71.6)
Leases financial expenses	(4.6)	(28.9)	(26.6)	(70.2)
Exchange gain (loss) - Net	29.2	18.1	(25.1)	24.9
Net financial cost	16.5	(25.7)	(86.6)	(116.9)
(loss) gain before taxes	(39.4)	191.8	(403.0)	95.9
Provision for taxes	(35.9)	(62.5)	-	(64.6)
Net (loss) gain for the period	(75.3)	129.3	(403.0)	31.3
Attributable to:
Minority interest	(0.1)	0.9	(5.0)	(0.8)
Equity holders of GTMM, S.A.B.	(75.2)	128.4	(398.0)	32.1

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	(0.7)	1.3	(3.9)	0.3

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	(0.7)	1.3	(3.9)	0.3
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019

Cash flow from operation activities:
Net (loss) gain for the period	(75.3)	129.3	(403.0)	31.3
Charges (credits) to income not affecting resources:
Depreciation & amortization	24.7	91.5	131.1	182.9
Deferred taxes	33.5	(35.1)	(31.1)	(35.1)
Other non-cash items	34.2	(214.9)	195.9	(200.8)
Total non-cash items	92.4	(158.5)	296.0	(53.0)
Changes in assets & liabilities	39.0	(28.5)	(82.5)	(18.3)
Total adjustments	131.4	(187.0)	213.5	(71.3)
Net cash provided by (used in) operating activities	56.1	(57.7)	(189.5)	(40.0)

Cash flow from investing activities:
Proceeds from sales of assets	0.8	546.5	7.7	672.7
Payments for purchases of assets	(3.6)	(29.5)	(24.9)	(98.7)
Net cash (used in) provided by investment activities	(2.9)	517.0	(17.2)	573.9

Cash flow provided by financing activities:
Short-term borrowings (net)	(6.0)	(63.0)	(35.2)	(107.3)
Repayment of leases	(12.7)	(87.7)	(83.0)	(134.2)
Proceeds from (repayment of) long-term debt	(65.2)	(61.9)	(79.8)	(88.4)
Net cash used in financing activities	(83.9)	(212.6)	(198.0)	(329.9)
Exchange effect on cash	(14.8)	(8.6)	34.9	(9.4)
Net decrease in cash	(45.5)	238.0	(369.8)	194.6
Cash at beginning of period	188.5	274.8	512.8	318.2
Cash at end of period	143.0	512.8	143.0	512.8
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.